Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended Jun. 30,		Years Ended December 31,
(millions except ratios)	2008	2007	2007	2006	2005	2004	2003

Income from continuing operations before provision for income taxes and minority interest	$483	$522	$1,026	$663	$577	$526	$770

Less: Earnings from unconsolidated entities under the equity method of accounting	1	3	6	5	7	3	8

Add back fixed charges:

Interest on indebtedness (1)	64	69	138	129	125	136	101

Interest on FIN 48 liabilities	(1)	(1)	(2)	—	—	—	—

Portion of rents representative of interest factor	25	37	75	79	71	73	67

Income as adjusted	$570	$624	$1,231	$866	$766	$732	$930

Fixed charges:

Interest on indebtedness (1)	$64	$69	$138	$129	$125	$136	$101

Portion of rents representative of interest factor	25	37	75	79	71	73	67

Total fixed charges	$89	$106	$213	$208	$196	$209	$168

Ratio of earnings to fixed charges	6.4	5.9	5.8	4.2	3.9	3.5	5.5

(1)            As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities.  This decrease was offset by an increase in notes payable.  Beginning in 2004, interest expense ($29 million for both the six months ended June 30, 2008 and 2007 and $58 million for the years ended December 31, 2007, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense in the condensed consolidated statements of income.